UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated September 23, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited

(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

INCORPORATION BY REFERENCE
EXHIBITS
SIGNATURES
EXHIBIT INDEX

INCORPORATION BY REFERENCE
This report is incorporated by reference in our Post-Effective Amendment No. 1 to Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on August 31, 2009 (Registration Nos. 333-161634-01, 333-161634 and 333-161634-02) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS
     4.1. Form of Global Note (included in the First Supplemental Indenture), incorporated by reference to Exhibit 99(C) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.
     4.2. Form of indenture for guaranteed debt securities among AngloGold Ashanti Holdings Finance plc (the “Issuer”), AngloGold Ashanti Limited (the “Guarantor”) and The Bank of New York Mellon (the “Trustee”), incorporated by reference to Exhibit 99(D) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.
     4.3. Form of First Supplemental Indenture among the Issuer, the Guarantor and the Trustee, incorporated by reference to Exhibit 99(E) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.
     5.1. Opinion of Taback and Associates (Proprietary) Limited, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.
     5.2. Opinion of Cains Advocates Limited, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.
     5.3. Opinion of Shearman & Sterling LLP, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Holdings Finance plc (Registrant)
By:	/s/ E Callister
	Name:	Emma Callister
	Title:	Director

AngloGold Ashanti Limited (Registrant)
By:	/s/ L Eatwell
	Name:	Linda Eatwell
	Title:	Company Secretary

Date: September 23, 2010

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Global Note (included in the First Supplemental Indenture), incorporated by reference to Exhibit 99(C) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.

4.2	Form of indenture for guaranteed debt securities among the Issuer, the Guarantor and Trustee, incorporated by reference to Exhibit 99(D) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.

4.3	Form of First Supplemental Indenture among the Issuer, the Guarantor and the Trustee, incorporated by reference to Exhibit 99(E) to Form 8-A filed by the Registrant with the SEC on September 22, 2010.

5.1	Opinion of Taback and Associates (Proprietary) Limited, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.

5.2	Opinion of Cains Advocates Limited, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.

5.3	Opinion of Shearman & Sterling LLP, dated September 22, 2010, incorporated by reference to the report on Form 6-K filed by the Registrant with the SEC on September 22, 2010.